Six months ended June 30,
                                                 1999            1998
                                            ------------     ------------
Net loss                                    $ 14,486,825     $(18,398,170)
Interest expense                                 958,115          379,711
Amortization of debt costs                       359,812          565,847
Income tax                                       114,060               --
                                            ------------     ------------

Profit (loss) before fixed charges            15,918,812      (17,452,612)

Fixed charges                                  1,431,987          945,558

Ratio of net profit (loss) before fixed
      charges to fixed charges                      11.1               N/A

Sufficiency of earnings to cover fixed
      charges                               $ 14,486,825     $         N/A